SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 102nd Board of Directors’ Meeting” dated on July 21, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 102nd Board of Directors’ Meeting

July 21, 2004 (02 pages)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.net.br

(São Paulo – Brazil; July 21, 2004) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 102nd Board of Directors’ meeting held on July 19, 2004:

1. DATE, TIME AND PLACE OF THE MEETING: July 19, 2004, at 11:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and Manoel Luiz Ferrão de Amorim – Counselor.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified. The following Counselors participated of the session by videoconference from Madrid, Spain: Mr. Juan Carlos Ros Brugueras, Mrs. Rosa Cullell Muniesa and Mr. Fernando Abril Martorell Hernandez. Mr. Javier Nadal Ariño participated of the session by videoconference from Lima, Peru.

4. DELIBERATIONS:

4.1 Election of Executive: The Board of Directors appointed Mr. Pedro Lucas Antón Lázaro, Spanish, married, with studies of engineering, holder of Spanish Passport # AA123886, resident in Madrid - Spain, commercial address at Gran Via 28 – 7th Floor, for the position of Vice-President of Administration and Finance and Investor Relations Officer, in replacement of Mr. Carlos Garcia-Albea Ristol. Mr. Pedro Lucas Antón Lázaro will take office provided he is granted with the labor permit to work in the country, according to current legislation. Until he takes office, Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, holder of identity card RG # 4.650.496 SSP/SP, with CPF/MF # 374.378.958-20, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, will hold the position of Vice-President of Administration and Finance and Investor Relations Officer in addition to his titular position of Executive Vice-President of Strategic Planning. This election is a complement of the current term that expires on the date of the General Ordinary Shareholders’ Meeting of 2007. The appointee, as well as his interim replacement, declare that they have not been charged by any of the crimes that the law states as impediments to execute the functions that belong to the positions they are taking.

5. COMPOSITION OF THE EXECUTIVE BOARD:

Taking into consideration the appointments approved on this meeting, the composition of the Executive Board, all with current term starting on the present date and expiring in the General Ordinary Shareholders’ Meeting of 2007, is as follows: (a) President: Mr. Fernando Xavier Ferreira;

(b) Vice-President of Corporate and Regulatory Strategy: Mr. Eduardo Navarro de Carvalho; (c) Vice-President of Financial Planning: Mr. Gilmar Roberto Pereira Camurra; (d) Chief Executive Officer: Mr. Manoel Luiz Ferrão de Amorim; (e) Executive Vice-President of Strategic Planning: Mr. Stael Prata Silva Filho; (f) Vice-President of Administration and Finance and Investor Relations Officer: Mr. Stael Prata Silva Filho (interim); (g) Vice-President of Network: Mr. Fábio Silvestre Micheli; (h) Commercial Vice-President for Businesses: Mr. Mariano Sebastian de Beer; (i) Commercial Vice-President for Residential Clients: Mr. Odmar Geraldo Almeida Filho; (j) Vice-President of Human Resources: Mr. José Carlos Misiara; (k) Vice-President for Businesses with Operators: Mr. Bento José de Orduña Viegas Louro; and (l) Vice-President of Organization and Information Systems: Mr. Manuel José Benazet Wilkens.

6. At the end of the meeting, as there were no more subjects to be discussed, this minute was prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, July 19, 2004

Fernando Xavier Ferreira – President of the Board

José María Alvarez-Pallete López – Vice President of the Board

Enrique Used Aznar

Fernando Abril Martorell Hernandez

Jacinto Díaz Sánchez

Javier Nadal Arino

José Fernando de Almansa Moreno-Barreda

Juan Carlos Ros Brugueras

Luciano Carvalho Ventura

Manoel Luiz Ferrão de Amorim

Rosa Cullell Muniesa

Victor Goyenechea Fuentes

Antonio Viana-Baptista – represented by Mr. Fernando Xavier Ferreira

Félix Pablo Ivorra Cano – represented by Mr. Fernando Xavier Ferreira

João Carlos de Almeida - Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: July 21, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director